

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
John Catagan Ngitew
Chief Executive Officer, President and Director
Lingas Resources, Inc.
469 Pujols Avenue,
Fort Benafacio, Manila, Philippines

> **Re:** **Lingas Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-179390**

Dear Mr. Ngitew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 16

1. We note your response to comment 3 in our letter dated June 11, 2012, and your revised disclosure on page 17 that your directors and officers have agreed to contribute funds to cover any shortage of funds in order that the Company can complete Phase II. Since you have no written agreement with your directors regarding this contribution, please add a risk factor which states that there is no assurance that your directors will be willing or able to provide the funds required to complete Phase II. In addition, as previously requested, please clarify the activities the company is currently engaged in. For instance, we note that you have completed Phase I but that you do not appear to have evaluated the result yet or made the determination as to when to proceed to Phase II. Lastly, clarify how you will determine whether to move forward in your exploration.

Exhibits

2.   We note your response to comment 6 in our letter dated June 11, 2012. Please provide a written description of the oral agreement with Ricardo Ramos. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director